February 11, 2005


VIA U.S. MAIL AND FAX (202-942-9594)


Larry Spirgel
Assistant Director
Mail Stop 0407
United States Securities and Exchange Commission
Washington, D.C.  20549

         RE:   Integrated Security Systems, Inc.
               Form 10-KSB for the fiscal year ended June 30, 2004 File No. 1-11900

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 1, 2005 and our responses are included below as a part of this correspondence.


               Form 10-KSB for the Fiscal Year Ended June 30, 2004


Item 7. Financial Statements

Note 2. Revenue Recognition, page 25

     1. We note that in your B&B ARMR segment you provide maintenance services to customers. Please tell us how the services are structured and how you are accounting for the services. In addition please tell us the dollar amount of sales generated through these services. We further note that on page 27 under Concentration of Credit Risk you file statutory liens on construction projects where collection problems are anticipated. Please tell us how these construction project services are arranged and how you account for them.

REPSONSE:

Maintenance Services

The revenue recognition policy in our most recently filed 10-KSB reads as follows:

          The Company recognizes revenue from sales at the time of shipment. The Company's accounts receivable are generated from a large number of customers in the security integration, construction contractor and electrical subcontractor and governmental markets. No single customer accounted for 10% or more of revenues during the years ended June 30, 2004 or 2003.


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Revenues from  maintenance  agreements  for our fiscal year ended June 30, 2004, were $332,000. Because revenue from maintenance agreements has not exceeded 10% of total revenues, we have not disclosed such amounts separately.

As part of its security solution service offering, our B&B ARMR segment provides maintenance and installation services to its customers. Nearly all of the Company's maintenance services are billed and performed in the same month. Revenue on these agreements is recognized monthly. The Company has two other agreements, one for one year ($6,000) and one for three years ($25,000), where revenue is recognized at the end of each twelve-month service period.

While the Company does not expect maintenance revenues to be a material portion of total revenue, we will expand the revenue recognition policy disclosure in our 10-KSB filing for the year ending June 30, 2005, to include maintenance and service revenues to indicate revenues are recognized at the time services are completed.


Credit Risk and Filings of Liens on Jobsites

Construction project services are generally arranged through a contract or purchase order with our customer. B&B ARMR's customer base consists mainly of general contractors, municipal road & bridge contractors, and other electrical and mechanical contractors who provide services and materials to corporate and governmental end-users. The primary product provided to the customer's job site consists of integrated hydraulic perimeter security systems, traffic control barriers and lights, and the commissioning of these systems in the field, on occasion. B&B ARMR recognizes revenue at the time of shipment or at the time services and installation are completed. In the event that the customer becomes delinquent regarding a previously agreed upon payment, B&B ARMR will review the account and its rights under state law, federal law, and contract rights to determine whether it may move forward in an attempt to file a mechanics lien on the jobsite. In some instances, B&B ARMR may be statutorily precluded from enforcing such a lien in one of the following events:

     1. When B&B ARMR has previously waived its lien rights as part of a contract with the customer or end user;
     2. When federal law prohibits subcontractors and suppliers from filing liens on certain government installations;
     3. When state law or federal bankruptcy law forbids the enforcement of mechanics liens in certain situations;
     4. When B&B ARMR ships to a consolidation point or a different address from the jobsite and is not made aware of the final location of the installed equipment.



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

During fiscal year 2004, B&B ARMR did not file any lien on any customer jobsite or project to recover past due indebtedness.

Note 12. Merger, page 37

     2.   Please  tell us how you  valued  the  common  stock  issued  at  $2.85 million.

REPSONSE:

Value of common stock issued in merger at $2.85 million

Our valuation of the ten (10) million shares of common stock issued in exchange for the common stock of ARMR Services Corporation was $2,850,000 or $0.285 per share, as compared to the $0.38 per share on the announcement date. The Company engaged a third party valuation expert to prepare a valuation of the stock issued and to assist with the allocation of the purchase price. The following factors were considered in the valuation:

     1. SFAS 141 paragraph 22 states that the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs and the like.

     2.   A 25% discount was applied for lack of  marketability  because the ten
          (10) million shares, which were issued to two individuals, were not registered with the Securities and Exchange Commission ("SEC") and, therefore, were subject to SEC Rule 144. The 25% discount was primarily based on the following:

          a. We have issued shares of unregistered stock, at a 25% discount from the market prices of our stock, to the following parties: our preferred stockholders in lieu of dividends, to debt holders in lieu of interest, and to certain directors in lieu of directors' fees.



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

          b. Potential willing buyers of the ten (10) million shares likely would require a minimum discount of 25% for the following reasons (in view of the Rule 144 restrictions):

               i. The size of the block (16% of total shares outstanding as of September 30, 2003 and 60% of the public float).
               ii.  Our stock is traded on the Over the Counter Bulletin Board.
               iii. Our balance sheet reflects negative stockholders' equity.
               iv.  We incurred operating losses from fiscal 2000 through 2003.
               v. Our auditors have issued "going concern" opinions in the fiscal years ended June 30, 2000 through 2003.

     4. As a result, we valued the stock issued at $2,850,000 as computed below:

               Shares issued at market price                       $3,800,000
               Less: 25% discount for lack of marketability           950,000
                                                                   ----------
               Valuation                                           $2,850,000

 The company acknowledges the following:

     o the company is responsible for the adequacy and accuracy of the disclosures in its filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any further questions, please do not hesitate to contact me.

 Regards,


 /S/ C. A. Rundell, Jr.
 ----------------------
 C. A. Rundell, Jr.
 Chief Executive Officer and
 Principal Executive and Financial Officer




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